

November 20, 2009

Mr. Kirk A. Stingley,
Chief Financial Officer
Eternal Energy Corp.
2549 West Main Street, Suite 202
Littleton, Colorado 80120

> **Re:** **Eternal Energy Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 8, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 15, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Filed August 14, 2009**
> **Response Letter dated November 3, 2009**
> **File No. 000-50906**

Dear Mr. Stingley:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A1 for the Fiscal Year Ended December 31, 2008 (Draft)

General

1.   We note that you did not comply with prior comment 1, in which we asked you include in your explanatory note a brief description of the revisions that are being made. The particular revisions should be identified as should the specific pages where further details are provided. We reissue prior comment one.

2.   Please submit draft amendments that are marked to show all revisions made in response to the earlier comments and any additional revisions that are necessary to resolve the concerns outlined in this comment letter. Please ensure that all amendments to your interim reports reflect all revisions necessary to consistently resolve the comments written on your annual report.

Controls and Procedures, page 20

3.   We note that you have proposed additional clarifying language in response to prior comment 3, stating that your internal controls over financial reporting were ineffective as of December 31, 2008 due to omission of the required disclosure. We had understood from our phone conference that you would be clarifying that after considering this omission it was evident that your disclosure controls and procedures were not actually effective at the time of filing your report, notwithstanding your earlier conclusion. Please revise accordingly.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

4.   We expect that Kelly & Company will need to update the audit opinion and expand the explanatory paragraph to mention that the financial statements as of and for the year ended December 31, 2008 were also restated.

Note 2 – Correction of Errors and Reclassifications, page F-8

5.   Please expand your disclosure to quantify the adjustments required for each error described, and include the previously reported and restated amounts, details about the revisions impacting your statements of cash flows, and all corrections to the 2008 financial statements. Please revisit all disclosures in the filing and modify all headers to columnar information that includes restated amounts for any period or any date to include a "restated" label in the column header.

Engineering Comments

Properties, page 10

6.   In our November 19, 2009 telephone conference, you stated that your principal
leases in the SW Extension of the West Ranch field expired August, 2009. The
third party reserve report that you subsequently furnished us indicated your
proved reserves at September 30, 2009 had been reduced to 25% of the year-end
2008 figures.

Please disclose the details of this expiry, including the figures for both year-end
2008 and September 30, 2009, in your third quarter 2009 Form 10-Q.

7.   Tell us the basis for the disclosure on page 10 of your 2008 Form 10-K, stating
"We own a 75% working interest in the SW Extension of the West Ranch field in
Jackson County, Texas. This property includes approximately 1,000 gross and
net acres that is principally held by production." If you are not able to
substantiate this assertion, submit the revisions that you propose to fairly reflect
the nature of your interest.

Supplemental Oil and Gas Information (Unaudited), page F-26

8.   We note your disclosure stating "The Company has retained Walter L. Peterson
P.E., ("Peterson"), an independent petroleum engineering consultant and
registered Professional Engineer, to determine its annual estimate of oil and gas
reserves."

However, we could find no confirmation of a professional engineering license for
Mr. Petersen. The description as a "registered Professional Engineer" implies
that certain technical standards have been met.

As the performance of engineering on an independent, third party basis requires
an engineering license, please advise us as to his status in this regard. If he does
not possess a current engineering license, revise your disclosures accordingly.

Closing Comments

  Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

  You may contact Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

    Sincerely,

    Karl Hiller
    Branch Chief